Exhibit 99.(m)

Male Age 45 Preferred Nonsmoker

Year	Beginning of the Year AV	Premium	Premium Tax Charge	Policy Fee	Cost of Insurance	Investment Income	End of Year Accumulated Value
1	0.00	3,000.00	97.50	90.00	656.25	(44.45)	2,111.79
2	2,111.79	3,000.00	97.50	90.00	704.57	(81.58)	4,138.15
3	4,138.15	3,000.00	97.50	90.00	764.39	(117.07)	6,069.20
4	6,069.20	3,000.00	97.50	90.00	818.63	(150.92)	7,912.16
5	7,912.16	3,000.00	97.50	90.00	877.06	(183.16)	9,664.44

End of year 5 cash surrender value			9,664.44	minus	2,565.00	=	7,099.44

Surrender charge for a 45 year old Male Preferred Nonsmoker is $2.00 + $8.26 = $10.26 per 1000 of face amount (10.26 x 250 = 2565.00)